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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                           REDWOOD MICROCAP FUND, INC.
                       ----------------------------------
                       (Name of Subject Company (Issuer))


                               GIBBS HOLDINGS, LLC
                                   JOHN GIBBS
                       ----------------------------------
                       (Name of Filing Persons, Offeror,)


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   758058 10 1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                  JOHN D. GIBBS
                                807 WOOD N CREEK
                             ARDMORE, OKLAHOMA 73401
                                 (580) 226-6700
                  ---------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)


                                 with a copy to:
                            MICHAEL M. STEWART, ESQ.
                   CROWE & DUNLEVY, A PROFESSIONAL CORPORATION
                          20 NORTH BROADWAY, SUITE 1800
                             OKLAHOMA CITY, OK 73102
                                 (405) 235-7700

                            CALCULATION OF FILING FEE

Transaction valuation*                                      Amount of filing fee
----------------------                                      --------------------
$1,013,180                                                               $203.00


* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of all of the 633,237 shares of common stock of Redwood Microcap Fund, Inc. not owned by the filing persons or the issuer at the tender offer purchase price of $1.60 per share in cash.

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
[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration Number: N/A
Filing Party: N/A Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[X]  going private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [_]





















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
CUSIP NO. 758058 10 1
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1.   Names of Reporting Persons:  John Gibbs
     I.R.S. Identification Nos. of Above Persons (entities only)

---  ---------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
---  ---------------------------------------------------------------------------
3.   SEC Use Only


---  ---------------------------------------------------------------------------
4.   Source of Funds
     PF, OO

---  ---------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 29(d) or 2(e) [_]

---  ---------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States


---  ---------------------------------------------------------------------------
              7.   Sole Voting Power              824,394


Number of     ---  -------------------------------------------------------------
Shares        8.   Shared Voting Power            989,176
Beneficially
Owned by
Each          ---  -------------------------------------------------------------
Reporting     9.   Sole Dispositive Power         824,394
Person
With
              ---  -------------------------------------------------------------
              10.  Shared Dispositive Power     1,195,576


---  ---------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,019,970


---  ---------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
     (See Instructions) [_]

---  ---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11:   61.3%


---  ---------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN


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
CUSIP NO. 758058 10 1
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1.   Names of Reporting Persons:  Gibbs Holdings, LLC
     I.R.S. Identification Nos. of Above Persons (entities only):    20-2541867

---  ---------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
---  ---------------------------------------------------------------------------
3.   SEC Use Only


---  ---------------------------------------------------------------------------
4.   Source of Funds
     OO

---  ---------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 29(d) or 2(e) [_]

---  ---------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States


---  ---------------------------------------------------------------------------
              7.   Sole Voting Power                    0


Number of     ---  -------------------------------------------------------------
Shares        8.   Shared Voting Power            989,176
Beneficially
Owned by
Each          ---  -------------------------------------------------------------
Reporting     9.   Sole Dispositive Power               0
Person
With
              ---  -------------------------------------------------------------
              10.  Shared Dispositive Power       989,176


---  ---------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  989,176


---  ---------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
     (See Instructions) [_]

---  ---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11:   39.6%


---  ---------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO


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
This Tender Offer Statement on Schedule TO relates to the tender offer of Gibbs Holdings, LLC, an Oklahoma limited liability company ("Holdings"), to purchase all of the shares of common stock, $0.001 par value per share, of Redwood Microcap Fund, Inc. not beneficially-owned by Holdings, consisting of 633,237 shares at a price of $1.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2005, (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase, filed herewith as Exhibit 1, is hereby incorporated by reference in response to Items of this Schedule TO except as otherwise specified.

Summary Term Sheet.  Incorporated by reference from Offer to Purchase

Subject Company Information.  Incorporated by reference from Offer to Purchase

Identity and Background of Filing Person. Incorporated by reference from Offer to Purchase

Terms of the Transaction.  Incorporated by reference from Offer to Purchase

Past Contracts, Transactions, Negotiations and Agreements. Incorporated by reference from Offer to Purchase

Purposes of the Transaction and Plans or Proposals. Incorporated by reference from Offer to Purchase

Source and Amount of Funds or Other Consideration. Incorporated by reference from Offer to Purchase

Interest in Securities of the Subject Company. Incorporated by reference from Offer to Purchase

Persons/Assets, Retained, Employed, Compensated or Used. (a) Incorporated by reference from Offer to Purchase; (b) Not applicable

Financial Statements.  Not applicable

Additional Information.  Incorporated by reference from Offer to Purchase

Exhibits. The following exhibits are submitted herewith:

       (a)(1)(i) Offer to Purchase dated April 25, 2005.

       (a)(1)(ii) Letter of Transmittal.

       (a)(1)(iii) Notice of Guaranteed Delivery.

       (a)(1)(iv) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.

       (a)(2) None.

       (a)(3) See Exhibit a(1)(i).


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
       (a)(4) None.

       (a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

       (a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

       (a)(5)(iii) Press Release dated April 25, 2005

       (b)(i) Loan Agreement between John D. Gibbs, Susan Y. Gibbs and Gibbs Holdings, LLC and BancFirst and related letter from BancFirst.

       (b)(ii) Stock Pledge Agreement.

       (c) None.

       (d) Stock Purchase Agreement and related documents between Holdings and Selling Shareholders (Incorporated by reference to Exhibits 1 and 2 to
       Schedule 13D filed by Gibbs and Holdings on March 28, 2005)

       (e) None.

       (f) Information regarding dissenters; approval rights in included in the Offer to Purchase filed as Exhibit (a)(1)(i).

       (g) None.

       (h) None.





Information Required by Schedule 13E-3. Incorporated by reference from Offer to Purchase.







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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2005

                                              GIBBS HOLDINGS, LLC


                                              /S/ JOHN D. GIBBS
                                              ----------------------------------
                                              JOHN D. GIBBS, MANAGER



                                              /S/ JOHN D. GIBBS
                                              ----------------------------------
                                              JOHN D. GIBBS






























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
INDEX TO EXHIBITS



        Exhibit       Description
        -------       -----------

        (a)(1)(i)     Offer to Purchase dated April 25, 2005.

        (a)(1)(ii)    Letter of Transmittal.

        (a)(1)(iii)   Notice of Guaranteed Delivery.

        (a)(1)(iv) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.

        (a)(2)        None.

        (a)(3)        See Exhibit (a)(1)(i).

        (a)(4)        None.

        (a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

        (a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

        (a)(5)(iii)   Press Release dated April 25, 2005.

        (b)(i) Loan Agreement between John D. Gibbs, Susan Y. Gibbs and Gibbs Holdings, LLC and BancFirst and related letter from BancFirst.

        (b)(ii)       Stock Pledge Agreement

        (c)           None.

        (d) Stock Purchase Agreement and related documents between Holdings and Selling Shareholders (Incorporated by reference to Exhibits 1 and 2 to Schedule 13D filed by Gibbs and Holdings on March 28,2005)

        (e)           None.

        (f) Information regarding dissenters' approval rights is included in the Offer to Purchase filed as Exhibit
                      (a)(1)(i)

        (g)           None.

        (h)           None.





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